EXHIBIT 12.1
CDW CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

	Years ended December 31,
(dollars in millions)	2012	2013	2014	2015	2016
Computation of earnings:
Income (loss) before income taxes and adjustment for (income) loss from equity investees	$185.8	$194.9	$385.5	$657.2	$671.2
Distributed income from equity investees	1.2	1.0	1.1	1.0	1.1
Fixed charges	312.4	254.3	202.8	164.5	153.9
Total earnings	$499.4	$450.2	$589.4	$822.7	$826.2

Computation of fixed charges:
Interest expense	$294.4	$241.8	$191.3	$153.5	$141.8
Amortization of deferred financing costs and debt premium	13.6	8.8	6.4	6.4	6.5
Portion of rent expense representative of interest (1)	4.4	3.7	5.1	4.6	5.6
Total fixed charges	$312.4	$254.3	$202.8	$164.5	$153.9

Ratio of earnings to fixed charges	1.6	1.8	2.9	5.0	5.4

(1)	Fixed charges include a reasonable estimation of the interest factor included in rental expense.